SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2005

Irsa Inversiones y Representaciones Sociedad Anónima

(Exact name of Registrant as specified in its charter)

Irsa Investments and Representations Inc.

(Translation of registrant´s name into English)

Republic of Argentina

(Jurisdiction of incorporation or organization)

Bolívar 108

(C1066AAB)

Buenos Aires, Argentina

(Address of principal executive offices)

Form 20-F      T            Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      T

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA

(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is an English translation of summary of the payment notice of the fifth installment of interests related to the Company’s Convertible Notes in a principal amount of US$ 100,000,000, Due 2007.

IRSA Inversiones y Representaciones S.A. Convertible Notes in a principal amount of US$ 100,000,000, Due 2007.

The Company informs that on May 16, 2005, started the payment to the holders of the fifth installment of interests related to the Convertible Notes issued on November 14, 2002.

Payment Agent:	The Bank of New York.

Payment date:	May 16, 2005

Payment hours:	From 10 am to 3 pm

Installment number:	fifth installment of interests

Period comprised by the payment:	November 14, 2004 / May 14, 2005

Concept of payment:	Interests (100%)

Payment currency:	United States Dollars

Capital Outstanding:	US$ 58,488,655

Annual Nominal Interest:	8.00%

Amount of interests being paid:	US$ 2,339,546.20

The interests will be paid to the people who were registered, with the Register Agent, as holder of the Convertible Notes on May 1, 2005.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Inversiones y Representaciones Sociedad Anónima

By:	/s/ Saúl Zang
Name:	Saúl Zang
Title:	Vice Chairman of the Board of Directors

Dated: May 11, 2005